As filed with the Securities and Exchange Commission on June 18, 2026

Securities Act Registration No. 333-294847

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

COHEN & STEERS ETF TRUST

(Exact Name of Registrant as Specified in Charter)

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

(Address of Principal Executive Offices)

212-832-3232

(Registrant’s Telephone Number, including Area Code)

Dana A. DeVivo

Cohen & Steers, Inc.

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

(Name and Address of Agent for Service)

With Copies to:

Michael G. Doherty, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036	Brian D. McCabe, Esq. Keith S. MacLeod, Esq. Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199

It is proposed that this filing will become effective on June 18, 2026, pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note: This Post-Effective Amendment No. 1 is being made for the purpose of filing the executed opinion of counsel as to tax matters and consequences to shareholders related to the reorganization of Cohen & Steers Future of Energy Fund, Inc. into Cohen & Steers Future of Energy Active ETF, a series of the Cohen & Steers ETF Trust.

This Post-Effective Amendment No. 1 to the Cohen & Steers ETF Trust Registration Statement on Form N-14 hereby incorporates by reference such Registration Statement, in the form filed on May  4, 2026 pursuant to Rule 497 of the Securities Act (SEC Accession No. 0001193125-26-203707).

PART C

OTHER INFORMATION

Item 15.	Indemnification

It is the Registrant’s policy to indemnify its trustees, officers, employees and other agents to the maximum extent permitted by the laws of the State of Maryland as set forth in Article IX of Registrant’s Amended and Restated Declaration of Trust, filed as Exhibit (1)(b) to this Registration Statement. The liability of the Registrant’s trustees and officers is dealt with in Article IX of Registrant’s Amended and Restated Declaration of Trust. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s investment advisor (the “Advisor”), for any loss suffered by the Registrant or its shareholders is set forth in Section 5 of the Investment Advisory Agreement, filed as Exhibit (6)(a) to this Registration Statement. The liability of State Street Bank and Trust Company, the Registrant’s administrator, for any loss suffered by the Registrant or its shareholders is set forth in Section 8 of the Administration Agreement, filed as Exhibit (13)(a) to this Registration Statement. The liability of Foreside Fund Services, LLC, the Registrant’s distributor, for any loss suffered by the Registrant or its shareholders is set forth in Section 6 of the Distribution Agreement filed as Exhibit (7)(a) to this Registration Statement.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to the trustees and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the Securities Act of 1933 (other than for expenses incurred in a successful defense) is asserted against the Registrant by the trustees or officers in connection with the Registrant’s shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

(1)(a)	Certificate of Trust(1)

(1)(b)	Amended and Restated Declaration of Trust(1)

(1)(b)(i)	Amended Schedule A to the Amended and Restate Declaration of Trust, dated February 6, 2026(2)

(2)	By-laws(3)

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization(4)

(5)	The rights of security holders are defined in the Registrant’s Amended and Restated Declaration of Trust (Article IV), filed as Exhibit (1)(b) to this Registration Statement.

(6)(a)	Investment Advisory Agreement(5)

(6)(a)(i)	Amendment to the Advisory Agreement(6)

(6)(b)	Subadvisory Agreement with Cohen & Steers Asia Limited(7)

(6)(b)(i)	Amendment to the Subadvisory Agreement with Cohen & Steers Asia Limited(6)

(6)(c)	Subadvisory Agreement with Cohen & Steers UK Limited(7)

(6)(c)(i)	Amendment to Subadvisory Agreement with Cohen & Steers UK(6)

(7)(a)	ETF Distribution Agreement(5)

(7)(a)(i)	First Amendment to the ETF Distribution Agreement(8)

(7)(a)(ii)	Second Amendment to the ETF Distribution Agreement(6)

(8)	Not applicable.

(9)(a)	Custody Agreement(5)

(9)(a)(i)	Amendment to Custodian Agreement(6)

(10)	Amended Distribution and Service Plan(6)

(11)	Opinion and Consent of Venable LLP(4)

(12)	Opinion and Consent of Ropes & Gray LLP regarding tax matters(*)

(13)(a)	Administration Agreement(5)

(13)(a)(i)	Amendment to the Administration Agreement(6)

(13)(b)	Transfer Agency and Service Agreement(5)

(13)(b)(i)	Amendment to the Transfer Agency and Service Agreement(6)

(13)(c)	Form of Authorized Participant Agreement(5)

(14)	Consent of Independent Registered Public Accounting Firm(4)

(15)	Not applicable.

(16)	Powers of attorney(3)

*	Filed herewith.

(1)

Incorporated by reference to Registrant’s Initial Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”), on August 2, 2024 (Accession No. 0001193125-24-192455).

(2)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 4 with the Commission, on February 9, 2026 (Accession No. 0001193125-26-042033).

(3)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A filed with the Commission on October 3, 2024 (Accession No. 0001193125-24-232266).

(4)	Incorporated by reference to Registrant’s initial N-14 registration statement filed with the Commissions on April 2, 2026 (Accession No. 0001193125-26-139944).

(5)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A filed with the Commission on December 6, 2024 (Accession No. 0001193125-24-272540).

(6)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A filed with the Commission on May 4, 2026 (Accession No. 0001193125-26-203476).

(7)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement on Form N-1A filed with the Commission on January 29, 2025 (Accession No. 0001193125-25-015626).

(8)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-1A filed with the Commission on November 26, 2025 (Accession No. 0001193125-25-298560).

Item 17.	Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933 each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of New York, State of New York, on the 18th day of June, 2026.

COHEN & STEERS ETF TRUST

By:	/s/ James Giallanza
JAMES GIALLANZA
President and CEO

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ JAMES GIALLANZA (JAMES GIALLANZA)	President and Chief Executive Officer (Principal Executive Officer)	June 18, 2026

/s/ AL LASKAJ (AL LASKAJ)	Chief Financial Officer (Principal Financial and Accounting Officer)	June 18, 2026

* (JOSEPH M. HARVEY)	Trustee	June 18, 2026

* (ADAM M. DERECHIN)	Trustee	June 18, 2026

* (MICHAEL G. CLARK)	Trustee	June 18, 2026

* (DEAN A. JUNKANS)	Trustee	June 18, 2026

* (GEORGE GROSSMAN)	Trustee	June 18, 2026

* (GERALD J. MAGINNIS)	Trustee	June 18, 2026

* (JANE F. MAGPIONG)	Trustee	June 18, 2026

* (DAPHNE L. RICHARDS)	Trustee	June 18, 2026

* (RAMONA ROGERS-WINDSOR)	Trustee	June 18, 2026

*By:	/s/ Dana A. DeVivo
DANA A. DEVIVO
ATTORNEY-IN-FACT

EXHIBIT INDEX

Exhibit No.	Description

(12)	Opinion and Consent of Ropes & Gray LLP regarding tax matters